UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-41943

Amer Sports, Inc.

(Translation of registrant’s name into English)

Cricket Square, Hutchins Drive,

P.O. Box 2681

Grand Cayman, KY1-1111

Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒    FORM 40-F ☐

EXPLANATORY NOTE

On March 4, 2026, Amer Sports, Inc. (the “Company”) completed the previously announced underwritten public offering (the “Offering”) of 23,695,055 ordinary shares of the Company, par value EUR 0.0300580119630888 per share (the “Ordinary Shares”), including 3,090,659 Ordinary Shares issued pursuant to the exercise of the Underwriters’ (as defined below) option to purchase additional shares. The Offering was pursuant to an automatically effective shelf registration statement on Form F-3 filed with the Securities and Exchange Commission on March 7, 2025.

In connection with the Offering, the Company entered into an underwriting agreement, dated as of March 2, 2026 (the “Underwriting Agreement”), by and among the Company and BofA Securities, Inc. and J.P. Morgan Securities LLC, as representatives of the several underwriters named therein (the “Underwriters”). The description of the Underwriting Agreement does not purport to be a complete summary of and is subject to and qualified in its entirety by reference to the Underwriting Agreement, a copy of which is filed as Exhibit 1.1 hereto and is incorporated herein by reference.

The Company intends to use the net proceeds it receives from the Offering to redeem the 6.750% Senior Secured Notes due February 16, 2031 (the “Notes”) issued by Amer Sports Company, the Company’s wholly-owned subsidiary, and to pay related premiums, fees and expenses. On March 4, 2026, the Company issued a notice of redemption for the $720 million aggregate principal amount outstanding of the Notes. The redemption date for the Notes will be March 16, 2026 (the “Redemption Date”). The Notes will be redeemed at a redemption price equal to the principal amount of the Notes plus the Applicable Premium (as defined in the indenture for the Notes), plus accrued and unpaid interest to, but excluding, the Redemption Date. The foregoing does not constitute a notice of redemption for the Notes.

This Report on Form 6-K, including Exhibit 5.1 hereto, shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-285651).

EXHIBIT INDEX

The following exhibits are furnished as part of this Report on Form 6-K:

Exhibit Number	Description
1.1	Underwriting Agreement, dated as of March 2, 2026, by and among the Company and BofA Securities, Inc. and J.P. Morgan Securities LLC, as representatives of the several underwriters.
5.1	Opinion of Conyers Dill & Pearman, Cayman counsel to Amer Sports, Inc.
23.1	Consent of Conyers Dill & Pearman, Cayman counsel to Amer Sports, Inc. (included in Exhibit 5.1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Amer Sports, Inc.

By:	/s/ Andrew E. Page
Name:	Andrew E. Page
Title:	Chief Financial Officer

Date: March 4, 2026